Part IV, Exhibits and Financial Statement Schedule, Exhibit No. 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines(a).

	Year Ended December 31,
	2005	2004	2003		2002	2001
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income (loss) from continuing operations(b)(e)	$2,897	$847	$(830)		$466	$1,058
Fixed charges	851	1,113	1,243		1,219	851
Distributed income of equity investees	473	139	263		369	156
Deduct:
Preference security dividend requirements of consolidated subsidiaries	27	32	102		157	165
Interest capitalized(c)	15	13	46		161	112

Total earnings (as defined for the Fixed Charges calculation)	$4,179	$2,054	$528		$1,736	$1,788

Fixed charges:
Interest on debt, including capitalized portions	$800	$1,057	$1,117		$1,041	$664
Estimate of interest within rental expense	24	24	24		21	22
Preference security dividend requirements of consolidated subsidiaries	27	32	102		157	165

Total fixed charges	$851	$1,113	$1,243		$1,219	$851

Ratio of earnings to fixed charges(e)	4.9	1.8	—	(d)	1.4	2.1

(a)	Income Statement amounts have been adjusted for discontinued operations.
(b)	Excludes minority interest expenses and income or loss from equity investees.
(c)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(d)	Earnings were inadequate to cover fixed charges by $715 million for the year ended December 31, 2003.
(e)	Includes pre-tax gains on the sale of TEPPCO GP and LP of approximately $0.9 billion, net of minority interest, in 2005.